UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934 (Amendment No. 9)
Safety Insurance Group, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
78648T100
(CUSIP Number)
December 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[   ]  Rule 13d-1(d)

_______________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78648T100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
	SRB Corporation 04-2968130
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	1,537,233
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	1,537,233
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		1,537,233
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		10.06% *
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		CO

* Based on 15,286,610 shares of Common Stock outstanding as of November 1, 2018, as reported in the Issuer's Report on Form 10-Q for the period ended September 30, 2018 filed with the Securities and Exchange Commission on November 1, 2018.

CUSIP No. 78648T100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
	The Plymouth Rock Company Incorporated 04-2773663
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	539,295
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	539,295
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		539,295
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		3.53% *
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		CO

* Based on 15,286,610 shares of Common Stock outstanding as of November 1, 2018, as reported in the Issuer's Report on Form 10-Q for the period ended September 30, 2018 filed with the Securities and Exchange Commission on November 1, 2018.

CUSIP No. 78648T100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
	Palisades Safety and Insurance Association 22-3180609
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	997,938
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	997,938
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		997,938
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		6.53% *
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		00

* Based on 15,286,610 shares of Common Stock outstanding as of November 1, 2018, as reported in the Issuer's Report on Form 10-Q for the period ended September 30, 2018 filed with the Securities and Exchange Commission on November 1, 2018.

CUSIP No. 78648T100

Schedule 13G

Item 1(a).	Name of Issuer:

Safety Insurance Group, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

20 Custom House Street
Boston, MA 02110

Item 2(a)	Name of Persons Filing:

This statement relates to shares of Common Stock of the Issuer held by the following:

(1) SRB Corporation, a Massachusetts corporation ("SRB"), which is a direct wholly-owned subsidiary of The Plymouth Rock Company Incorporated, a Massachusetts corporation ("PRC").  SRB serves as investment manager to each of PRSC, PRAC, PIC, BHIC, PSIA, HPSIC, HPPCIC and HPPIC (as defined below) and, in such capacity, may be deemed to have voting and dispositive power over the shares held for the accounts of these entities.

(2) PRC, for the accounts of the following entities:

(i) Plymouth Rock Security Corporation, a Massachusetts corporation ("PRSC");
(ii) Plymouth Rock Assurance Corporation, a Massachusetts corporation ("PRAC");
(iii) Pilgrim Insurance Company, a Massachusetts corporation ("PIC"); and
(iv) Bunker Hill Insurance Company, a Massachusetts corporation ("BHIC").

PRSC, PRAC and BHIC are direct wholly-owned subsidiaries of PRC. PIC is a direct wholly-owned subsidiary of SRB.

(3) Palisades Safety and Insurance Association, a New Jersey reciprocal insurance exchange ("PSIA"), for its own account and for the accounts of the following entities owned by it:

(i) High Point Safety and Insurance Company, a New Jersey corporation ("HPSIC");
(ii) High Point Property and Casualty Insurance Company, a New Jersey corporation ("HPPCIC"); and
(iii)
High Point Preferred Insurance Company, a New Jersey corporation ("HPPIC").  HPSIC and HPPIC are direct wholly-owned subsidiaries of HPPCIC, which is a direct wholly-owned subsidiary of PSIA.  Plymouth Rock Management Company of New Jersey, a New Jersey corporation ("PRNJ"), is the attorney-in-fact for PSIA.  PRNJ is an indirect wholly-owned subsidiary of SRB.  SRB, PRC, and PSIA are referred to herein collectively as the “Reporting Persons.”  The Reporting Persons are making this single, joint filing because they may be deemed to be a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act"); this filing shall not, however, be deemed an affirmation that such a group exists for the purposes of the Act or for any other purpose, and each Reporting Person expressly disclaims beneficial ownership of any securities beneficially owned by any other person.  The agreement among the Reporting Persons to file jointly is attached hereto as Exhibit A.
SRB: 125 High Street, Oliver Street Tower, 9th Floor, Boston, MA 02110
PRC: 695 Atlantic Avenue, 6th Floor, Boston, MA 02111
PSIA: 581 Main Street, 4th Floor, Woodbridge, NJ 07095

CUSIP No. 78648T100

Item 2(c)	Citizenship:

SRB: Massachusetts
PRC: Massachusetts
PSIA: New Jersey

Item 2(d)	Title of Class of Securities

Common Stock, par value $0.01 per share

Item 2(e)	CUSIP Number:

78648T100

Item 3.	SEC use only

Item 4.	Ownership
The information set forth in Rows 5 through 11 of the cover pages to this Schedule 13G is incorporated herein by reference for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

See Item 2(a)

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to in this statement were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 78648T100

SIGNATURE
After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Date:  February 14, 2019

SRB CORPORATION
By:	/s/ Frederick C. Childs
Name: Frederick C. Childs Title: Vice President
THE PLYMOUTH ROCK COMPANY INCORPORATED
By:	/s/ Colleen M. Granahan
Name: Colleen M. Granahan Title: Vice President
PALISADES SAFETY AND INSURANCE ASSOCIATION
By:	Plymouth Rock Management Company of New Jersey, its Attorney-in-Fact
By:	/s/ Gerald I. Wilson
Name: Gerald I. Wilson Title: President

CUSIP No. 78648T100

EXHIBIT A
JOINT FILING AGREEMENT
The undersigned hereby agree that the statement on Schedule 13G to which this Agreement is annexed as Exhibit A, and any amendments thereto, is and will be filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date:  February 14, 2019

SRB CORPORATION
By:	/s/ Frederick C. Childs
Name: Frederick C. Childs Title: Vice President
THE PLYMOUTH ROCK COMPANY INCORPORATED
By:	/s/ Colleen M. Granahan
Name: Colleen M. Granahan Title: Vice President
PALISADES SAFETY AND INSURANCE ASSOCIATION
By:	Plymouth Rock Management Company of New Jersey, its Attorney-in-Fact
By:	/s/ Gerald I. Wilson
Name: Gerald I. Wilson Title: President